UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2025

Edward Schlesinger
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

Re: Corning Incorporated
Response Dated June 20, 2025
File No. 001-03247

Dear Edward Schlesinger:

We have reviewed your June 20, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 9, 2025 letter.

<u>Response Letter dated June 20, 2025</u>

<u>Response to Comment 1</u>

1. We note your response to our prior comment 1. Please address the following:
    - Describe specifically the calculation of your core rates, including any actual inputs using your hedging instrument exchange rates and any estimated factors used therein and define what you describe as a blended basis
    - Describe in more detail, management's review process for setting and approving the core rates and why it was not deemed necessary to update your rates more frequently

Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing